

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2018

Michael T. Redman
Chief Executive Officer
Oncolix, Inc.
14405 Walters Road, Suite 780
Houston, TX 77014

  Re: Oncolix, Inc.
    Registration Statement on Form S-1
    Filed March 21, 2018
    File No. 333-223827

Dear Mr. Redman:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk Factors
Risks Related to Our Financial Position and Capital Needs
The terms of the Convertible Notes will restrict our operating flexibility, page 9

1. You state that you "may offer additional inducements for conversion of the Convertible Notes or payment of interest in equity in lieu of cash, including . . . a lower price per share than then-currently required. Accordingly, the conversion price of the Convertible Notes is subject to future market prices of the Company Common Stock." Please describe the situations in which you may offer additional inducements to noteholders or adjust the conversion price, as well as the types of additional inducements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ada D. Sarmento at 202-551-3798 or Erin Jaskot at 202-551-3442 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Thomas C. Pritchard, Esq.